SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Dream Finders Homes, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
26154D100
(CUSIP Number)
May 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26154D100	13G/A	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Boston Omaha Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,232,860
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,232,860
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,232,860
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.81%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
Calculations are based upon 32,379,417 shares of Class A Common Stock outstanding as of May 10, 2022, as set forth in the Form 10-Q of the Issuer filed with the Securities and Exchange Commission on May 10, 2022.

CUSIP No. 26154D100	13G/A	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS United Casualty & Surety Insurance Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC

CUSIP No. 26154D100	13G/A	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS BOC DFH LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,232,860
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,232,860
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,232,860
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.81%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Calculations are based upon 32,379,417 shares of Class A Common Stock outstanding as of May 10, 2022, as set forth in the Form 10-Q of the Issuer filed with the Securities and Exchange Commission on May 10, 2022.

This Amendment No. 2 (“Amendment No. 2”) is filed pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the Class A Common Stock, par value $0.01 per share (the “Shares”), of Dream Finders Homes, Inc. (the “Issuer”) beneficially owned by Boston Omaha Corporation, United Casualty & Surety Insurance Company and BOC DFH LLC (collectively, the “Reporting Persons”), and amends and supplements the Schedule 13G filed January 29, 2021, as amended by Amendment No. 1 thereto filed on October 7, 2021 (the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.	Ownership.
Item 4 is hereby amended as follows:
Boston Omaha has shared voting power and shared dispositive power with regard to 1,232,860 Shares. UC&S has shared voting power and shared dispositive power with regard to 0 Shares. BOC DFH has shared voting power and shared dispositive power with regard to 1,232,860 Shares.
Item 5. Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [✔].

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2022

BOSTON OMAHA CORPORATION

By:   /s/ Joshua P. Weisenburger
 Name: Joshua P. Weisenburger
 Title:  Chief Financial Officer

UNITED CASUALTY & SURETY INSURANCE COMPANY

By:     /s/ Robert F. Thomas
 Name: Robert F. Thomas
 Title:  President

BOC DFH LLC

By:    /s/ Joshua P. Weisenburger
 Name: Joshua P. Weisenburger

Title:  Treasurer

[Signature Page to Schedule 13G/A]

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended